1. Name and Address of Reporting Person
   Jones, Russell H.
   123 Keeney Avenue
   West Hartford, CT 06107-1458
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   04/15/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Kaman Corporation (KAMNA)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Sr VP, Chief Investment Off
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Kaman Class A Common                        1389.2563F1            D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  02/25/2003 02/25/2013 Kaman Class A Common    6000      $9.9       D
buy)F2                   F3
Stock Options (Right to  02/15/2000 02/15/2010 Kaman Class A Common    2400      $10.3125   D
buy)F2                   F3
Stock Options (Right to  02/09/1999 02/09/2009 Kaman Class A Common    5000      $14.5      D
buy)F2                   F3
Stock Options (Right to  02/12/2002 02/12/2012 Kaman Class A Common    3500      $14.5      D
buy)F2                   F3
Stock Options (Right to  02/13/2001 02/13/2011 Kaman Class A Common    6000      $16.3125   D
buy)F2                   F3
Stock Options (Right to  02/10/1998 02/10/2008 Kaman Class A Common    4000      $17        D
buy)F2                   F3

Explanation of Responses:

<F1>
Includes acquisition of 89.2563 shares under the Dividend Reinvestment Program
<F2>
All options are issued under the Corporation's 16b-3 qualified Stock Incentive Plan, including options issued under predecessor plan. The Plans include a feature which permits the exercise price for an option to be paid by withholding a portion of the shares otherwise issuable upon exercise.
<F3>
Exercisable at the rate of 20% per year, beginning one year after grant date; expires ten (10) years after grant.

SIGNATURE OF REPORTING PERSON
/s/ Russell H. Jones

DATE
04/23/2003